Exhibit 99.1

ElectraMeccanica Announces Strategic Agreement with Bosch to Launch Initial Service Network for Flagship SOLO EV

Global Mobility Solutions and Industrials Technology Firm to Act as ElectraMeccanica’s Vehicle Strategic Service Provider

VANCOUVER, British Columbia, Oct. 14, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, has signed a strategic agreement with Robert Bosch LLC (“Bosch”), a leading global mobility solutions and industrials technology firm, to establish a service network of independent automobile repair shops approved by Bosch (the “Bosch Car Service Network”). The Bosch Car Service Network will support service and maintenance operations for ElectraMeccanica’s flagship SOLO EV beginning with the commercial launch locations throughout the western United States and then expanding throughout the rest of the United States.

The Bosch Group is a leading global supplier of technology and services with operations in Mobility Solutions, Industrial Technology, Consumer Goods, and Energy and Building Technology. The Bosch Car Service network provides a full-service offering, delivering an outstanding quality service with a personal touch and a network that covers all makes and types of vehicles, including gasoline, diesel, electric or hybrid.

The strategic agreement is structured as a collaboration on a pilot program using the Bosch Car Service network in select service areas to provide repair and maintenance services for the Company’s vehicles. The program will provide a means to co-create optimized processes, services, systems and methodologies for ElectraMeccanica vehicle maintenance and repair services while minimizing vehicle maintenance downtime and service costs.

“Bosch’s technology, innovation and highly skilled technicians make it uniquely equipped for the maintenance and repair of our flagship single-seat SOLO electric vehicle (EV),” said Kevin Pavlov, CEO of ElectraMeccanica. “With increased deliveries to early reservation holders and fleet owners already underway in our key target markets, we needed a trusted provider to handle any service repairs or maintenance our vehicles may require.

“Bosch’s global network of Bosch Car Service repair shops, which go through a qualified certification process, aligns well with ElectraMeccanica’s specialized SOLO EV maintenance and repair training. Our SOLO is a purpose built vehicle meeting top quality and safety standards, and we hope that our customers can find confidence in a world-class partner like Bosch, for any service or repair needs,” concluded Pavlov.

“Bosch is committed to future proofing our Bosch Car Service network and providing all EV customers high caliber, reliable service,” Emily Eastman, Strategic Partnerships Manager at Bosch. “We are delighted to see this vision come to life by working with a forward-thinking OEM like ElectraMeccanica. We appreciate their complementary values in technology and innovation and look forward to what the future of this collaboration holds.”

About the Bosch Group
The Bosch Group is a leading global supplier of technology and services. It employs roughly 394,500 associates worldwide (as of December 31, 2020). According to preliminary figures, the company generated sales of $87.1 billion in 2020. Its operations are divided into four business sectors: Mobility Solutions, Industrial Technology, Consumer Goods, and Energy and Building Technology. As a leading IoT provider, Bosch offers innovative solutions for smart homes, Industry 4.0, and connected mobility. Bosch is pursuing a vision of mobility that is sustainable, safe, and exciting. It uses its expertise in sensor technology, software, and services, as well as its own IoT cloud, to offer its customers connected, cross-domain solutions from a single source. The Bosch Group’s strategic objective is to facilitate connected living with products and solutions that either contain artificial intelligence (AI) or have been developed or manufactured with its help. Bosch improves quality of life worldwide with products and services that are innovative and spark enthusiasm. In short, Bosch creates technology that is “Invented for life.” The Bosch Group comprises Robert Bosch GmbH and its roughly 440 subsidiary and regional companies in 60 countries. Including sales and service partners, Bosch’s global manufacturing, engineering, and sales network covers nearly every country in the world. The basis for Bosch’s future growth is its innovative strength. At 126 locations across the globe, Bosch employs some 73,000 associates in research and development, as well as roughly 30,000 software engineers.

Additional information is available online at www.bosch.us, www.iot.bosch.com, https://us.bosch-press.com, https://twitter.com/BoschPress

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements
Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”,

“plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released October 14, 2021